Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 September 2023.

As at 30.09.23
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	15,239

£m
Group equity
Called up share capital and share premium	4,257
Other equity instruments	11,857
Other reserves	(2,124)
Retained earnings	54,325
Total equity excluding non-controlling interests	68,315
Non-controlling interests	660
Total equity	68,975
Group indebtedness
Subordinated liabilities	11,220
Debt securities in issue	102,794
Total indebtedness	114,014
Total capitalisation and indebtedness	182,989
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	19,671
Performance guarantees, acceptances and endorsements	8,093
Total contingent liabilities	27,764
Documentary credits and other short-term trade related transactions	2,442
Standby facilities, credit lines and other commitments	394,838
Total commitments	397,280

Barclays PLC	1